Filed by CopperSteel HoldCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Commission File No. 1-13703

Date: November 3, 2023

On November 2, 2023, the following article was published on the Wall Street Journal in relation to the proposed merger of equals transaction between Six Flags Entertainment Corporation (“Six Flags”) and Cedar Fair, L.P. (“Cedar Fair”):

Six Flags, Cedar Fair Strike Big Theme-Park Merger

Deal would give combined company reach to fend off larger competitors

Theme-park attendance has struggled to rebound from the pandemic.

PHOTO: ETIENNE LAURENT/SHUTTERSTOCK

By Lauren Thomas and Will Feuer

2 November 2023

Six Flags SIX and Cedar Fair are joining forces in a roughly $2 billion all-stock deal to form a powerhouse in the regional theme-park industry.

Six Flags shareholders will receive 0.58 share of common stock in the new company for each share they own. Cedar Fair unit holders will receive one share for each unit they own. The company is structured as a master limited partnership.

Cedar Fair units closed more than 1% lower at $37 on Thursday, giving back gains from Wednesday, when The Wall Street Journal reported that the companies were in advanced talks and that a deal could be announced as soon as this week. Six Flags shares closed more than 6% higher at $22.36.

The combined company, which would have an equity value of around $3.5 billion, will retain Six Flags as its corporate name and trade under Cedar Fair’s ticker, FUN. It will be based in Charlotte, N.C., near Cedar Fair’s Carowinds theme park. Cedar Fair unit holders will own about 51% of the combined company upon closing, and both companies will get six members on a 12-person board.

The new group will have 27 amusement parks and 15 water parks across 17 states, Canada and Mexico, giving it the scale and resources it would need to compete with bigger rivals such as SeaWorld, Disney and Comcast’s Universal.

Sandusky, Ohio-based Cedar Fair has 15 parks, including Cedar Point in Ohio and Dorney Park in Pennsylvania, which drew about 27 million visitors collectively in the U.S. last year. Arlington, Texas-based Six Flags has 27 parks across North America that brought in more than 20 million customers in 2022.

The theme-park industry is struggling to rebound from the pandemic, when many parks were closed or operated under restrictions. While demand in other hard-hit industries such as cruising has surged past prepandemic levels, attendance at U.S. theme parks hasn’t yet gotten there.

“We compete for people’s leisure time,” Cedar Fair Chief Executive Richard Zimmerman said, noting that competition includes everything from other theme parks to driving ranges. “They can decide to come to a theme park or they can do a lot of different things with their weekend time.”

Zimmerman, an industry veteran, will be CEO of the combined company. Six Flags CEO Selim Bassoul, who took over in 2021, will be executive chairman.

The combined company could provide a better value offering by, for instance, offering season passes that include entry to more parks, the executives said.

“This strategic combination allows us to rethink our value proposition,” Bassoul said.

Under Bassoul, Six Flags mounted an ambitious plan to revitalize its parks and drive prices higher, accepting a lower level of attendance. Investors have been skeptical and sent the stock down 45% last year, steeper than the 17% drop in units of Cedar Fair. That set the market value of the two companies on roughly equal footing.

One Six Flags shareholder—Land & Buildings Investment Management, controlled by Chief Investment Officer Jonathan Litt—said it would oppose the deal. The firm, which reported a roughly 1% stake as of June 30, said the deal doesn’t maximize Six Flags’ value, and reiterated prior calls for Six Flags to consider selling its real-estate holdings.

H Partners, which is Six Flags’ biggest shareholder with a nearly 14% stake, has agreed to vote in favor of the deal.

The companies have little direct geographic overlap, though they have parks that go head-to-head in some important markets, including Los Angeles and San Francisco.

They plan to leverage Cedar Fair’s recent experience rolling out splashy new rides to improve parks across the Six Flags portfolio. Cedar Fair has invested in big rides—such as its Steel Vengeance ride in Ohio—that have become popular among coaster enthusiasts.

Six Flags has a larger presence in the South, and the merger would give Cedar Fair greater exposure to warmer markets such as Atlanta and Oklahoma City, where it is more common for parks to stay open past Halloween and open earlier in the spring. The companies said that would smooth out earnings volatility.

The combined company will also have a vault of valuable intellectual property to bolster its parks. Six Flags has long used characters from Looney Tunes and DC Comics at its parks while Cedar Fair has some rights to Peanuts characters, such as Snoopy.

The companies said they expected about $200 million in benefits from the deal, including $120 million in administrative and operational costs to be cut within two years of closing.

Six Flags and Cedar Fair also posted third-quarter results on Thursday. Both companies reported higher attendance from a year ago, though per-customer spending in both of the chains’ parks fell. The companies are experimenting with dynamic pricing and tweaking offers as they look to strike a balance between attracting visitors and getting them to spend more.

Cedar Fair traces its roots to the 1870s, when its flagship park, Cedar Point, opened in Sandusky, on the coast of Lake Erie. The company went public in 1987 and has since bought various family-owned parks, such as Knott’s Berry Farm in Buena Park, Calif.

Six Flags’ first park opened in 1961 in the Dallas suburb of Arlington. Like Cedar Fair, Six Flags expanded by buying up local theme parks across the U.S. After a 2009 bankruptcy, Six Flags re-emerged the following year, and its shares steadily climbed throughout the 2010s.

A key difference between the two companies is that most of Six Flags’ parks operate under its namesake brand. Cedar Fair has maintained the identities of its various parks, many of which have passionate local fan bases.

“We’re going to respect the strong regional brands. Cedar Point will continue to be Cedar Point,” Zimmerman said. “But Six Flags is a very powerful brand.”

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags Stockholder Approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the merger agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statement on Form S-4 that will be filed by CopperSteel HoldCo, Inc. (“HoldCo”) with the SEC in connection with the proposed transaction, which will contain a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction, Cedar Fair and Six Flags will cause HoldCo to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Six Flags and a prospectus of HoldCo. After the registration statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Six Flags. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.